August 12, 2009

Mr. Rufus Decker

Accounting Branch Chief

Mail Stop 4631

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:	SEC Comment Letter dated July 30, 2009 Related to Cornell Companies, Inc.-
Form 10-K and 10-K/A for the fiscal year ended December 31, 2008, Form 10-Q for the period ended March 31, 2009 and Schedule 14A filed on April 28, 2009

File No. 1-14472

Dear Mr. Decker:

This letter responds to the comments Cornell Companies, Inc. (the “Company”) received from the Accounting Branch of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) by letter dated July 30, 2009.

Where requested, the Company addressed the comments by providing the disclosures or revisions that will be included in the Company’s future filings.  In other instances we have provided the supplemental information you have requested.

We hope this letter is responsive to your comments and requests for information.  The Company’s goal is to resolve these outstanding comments in a manner that is acceptable to the SEC Staff.

Our responses utilize the same captions contained in the July 30, 2009 letter, and are numbered to correspond to the numbers assigned in your letter.  For your convenience, our responses are prefaced by the Commission’s corresponding comment in bold text:

FORM 10 — K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 27

Impairment or Disposal of Long-Lived Assets, page 34

1.              We have reviewed your response to prior comment 1 from our letter dated June 24, 2009. We note your belief that each facility’s current undiscounted value was materially in excess of its carrying value. However, it is not clear whether different assumptions that are reasonably likely could cause the undiscounted values to be less than the carrying values. Please clarify and provide in future filings a sensitivity analysis based upon reasonably likely changes of the underlying assumptions used in your asset impairment analysis for those facilities for which you had the most subjective estimates.

Response of Cornell Companies, Inc.

As previously noted, the impairment analyses performed for our operating facilities may incorporate certain subjective estimates. These may include such items as: occupancy trends, expected per diem rates, relative operating expenses, capital expenditures anticipated (if any) and potential implications of inflation for various cost aspects. The degree of subjectivity may reflect components such as length of operating history for the facility under review as well as the existence of contractual relationships with current or prospective customers (both for a facility, type of service, rate structure, usage, etc.). The greater the degree the analysis draws from actual operating experience and market factors, the less subjective the key variables are felt to be.

As certain of the base components of the 2008 analyses contained amounts drawn from actual contract terms currently in place, they were not felt to be very subjective.  In this case, the components which were not deemed to include much subjectivity included operating expense structure, expected per diems and level of capital expenditures required. Thus, the potential subjective estimate factors which might be disclosed (occupancy trends, expected per diem rates, operating expense, capital expenditures, etc.) would be expected to often vary both by period and by facility. For example, as previously noted, as they pertained to their 2008 analyses, the principal subjective estimates for the Cornell Abraxas 1 and Hector Garza Residential Treatment Center were their respective occupancy trends (though neither facility was modeled at maximum occupancy in their analyses). The occupancy trends incorporated were based on multiple factors, including current and previous experience at both these and similar programs, and as well knowledge of the current market environment.

As provided in our previous response, the approximate carrying and calculated values (represented by estimated future undiscounted cash flows) for these facilities as reflected in the analyses were as follows:

	Carrying	Undiscounted
	Value	Value

Cornell Abraxas 1	$10.4 million	$14.4 million
Hector Garza Residential Treatment Center	$4.0 million	$7.0 million

As noted above, each facility’s current undiscounted value was materially in excess of its carrying value, and both these programs had active contracts in place. If the underlying assumptions for the deemed subjective factor(s) (in these analyses the occupancy trends) were modified unfavorably by a factor of 20% to reflect lesser occupancy, the actual valuation impact would not give rise to an impairment. For example, for Cornell Abraxas 1, if the occupancy trends were decreased by approximately 20%, the undiscounted value would be approximately $13.3 million.  A similar modification for Hector Garza Residential Treatment Center would produce an undiscounted value of approximately $6.4 million. As these were operating facilities with their fixed cost structures presently in place, and as neither facility was dependent upon full occupancy to generate undiscounted values in excess of their carrying costs, the reduction in occupancy trends did not yield greater sensitivity to such changes. As such, it would require a change beyond that which we, in this particular situation, would view as reasonably likely to create a potential valuation concern. Therefore, in this case we do not believe the incremental disclosures concerning the sensitivity analysis for these facilities would be required.

The basis for such assumptions (including factors as the Company’s operational expertise, market awareness/conditions, relationship with existing customers, etc.) are considered in each analysis, and will be included (as appropriate) in the related MD&A disclosures in our prospective filings. The sensitivity of the underlying analysis to these factors is considered as part of this review In future disclosures regarding our specific asset impairment analysis, we will consider incorporating pertinent sensitivity analysis for those subjective estimates that, based upon reasonably likely changes, could cause the undiscounted values to be less than the carrying values in the analysis.

FORM 10 —K/A FOR THE YEAR ENDED DECEMBER 31, 2008

Exhibit 31 - Certifications

2.     We have reviewed your response to comment 8 in our letter dated June 24, 2009. We note that you filed an amendment to your Form 10-K on July 2, 2009 in order to file certifications which included the signatures of your CEO and CFO. In situations where unsigned certifications were originally filed, you are required to amend the full report. As such, please refile the entire Form 10-K report and include signed certifications that are currently dated and refer to the Form 10-K/A.

Response of Cornell Companies, Inc

We will refile the entire Form 10-K report and include signed certifications that are currently dated and refer to the Form 10-K/A. Our external auditors are currently finalizing their required update procedures and we will file the amended Form 10-K upon their completion, which is currently expected to be around August 18, 2009.

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings.  Additionally, the Company acknowledges that comments from the SEC staff or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing. Likewise, the Company acknowledges that it may not assert the comments by the SEC staff as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope this letter is responsive to your comments and requests for information.  We would like to again emphasize that the Company’s goal is to resolve these comments in a manner that is acceptable to the SEC staff.  Please contact me at (713) 335-9216 if we can be of further assistance to the SEC staff in reviewing this letter.

CORNELL COMPANIES, INC.

By:	/s/ John R. Nieser
John R. Nieser
Chief Financial Officer